EX-99.d.2

AMENDMENT NO. 1 TO

EXHIBIT A

OF THE INVESTMENT MANAGEMENT AGREEMENT

THIS AMENDMENT to the Exhibit A to the Investment Management Agreement dated September 24, 2004 (the “Agreement”) between DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS and DELAWARE MANAGEMENT COMPANY, a series of Delaware Management Business Trust (the “Investment Manager”), amended as of the 30th day of March, 2006 lists the Funds for which the Investment Manager provides investment management services pursuant to this Agreement, along with the management fee rate schedule for each Fund.  This Amendment supersedes all previous amendments to Exhibit A to the Investment Management Agreement.

Fund Name	Effective Date	Management Fee Schedule (as a percentage of average daily net assets) Annual Rate
Delaware Emerging Markets Fund	September 24, 2004	1.25% on the first $500 million; 1.20% on the next $500 million; 1.15% on the next $1,500 million; and 1.10% on assets in excess of $2,500 million
Delaware Global Value Fund	March 30, 2006	0.85% on the first $500 million; 0.80% on the next $500 million; 0.75% on the next $1,500 million; and 0.70% on assets in excess of $2,500 million
Delaware International Value Equity Fund	September 24, 2004	0.85% on the first $500 million; 0.80% on the next $500 million; 0.75% on the next $1,500 million; and 0.70% on assets in excess of $2,500 million

DELAWARE MANAGEMENT COMPANY,	DELAWARE GROUP GLOBAL &
a series of Delaware Management Business Trust	INTERNATIONAL FUNDS

By:	/s/	Jude T. Driscoll	By:	/s/	Jude T. Driscoll
Name:	Jude T. Driscoll	Name:	Jude T. Driscoll
Title:	President/Chief Executive Officer	Title:	President

Attest:	/s/ Kathryn R. Williams	Attest:	/s/ Kathryn R. Williams
Name:	Kathryn R. Williams	Name:	Kathryn R. Williams
Title:	Vice President/Associate General/	Title:	Vice President/Associate General/
Assistant Secretary	Assistant Secretary